                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                     Globalstar Telecommunications Limited
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   G3930H104
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                                (CUSIP Number)


 Stephen M. Piper, Esquire, Associate General Counsel and Assistant Secretary,
     Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, Maryland
                             20817 (301) 897-6000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 25, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------                                      -----------------------
CUSIP No. G3930H104                                      Page 2 of 6 Pages
          ---------
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          Lockheed Martin Corporation
          I.R.S. Employer Identification No. 52-1893632
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]

     NOT APPLICABLE                                                    (b) [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS

     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maryland
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    NUMBER OF           7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY               2,511,190
    OWNED BY          ----------------------------------------------------------
      EACH              8    SHARED VOTING POWER
    REPORTING
     PERSON                  0
      WITH            ----------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             2,511,190
                      ----------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,511,190
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                                 Schedule 13D
                                 ------------


     This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $1.00 par value per share (the "Common Stock") of Globalstar Telecommunications Limited (the "Company") and is being filed by Lockheed Martin Corporation ("Lockheed Martin") in connection with the acquisition of Common Stock by Lockheed Martin Tactical Systems, Inc., a wholly owned subsidiary of Lockheed Martin ("Tactical Systems").


Item 1.  Security and Issuer.
         -------------------

     Common Stock
     Globalstar Telecommunications Limited, a Bermuda company
     Cedar House
     41 Cedar Avenue
     Hamilton  HM12, Bermuda


Item 2.  Identity and Background.
         -----------------------

     Lockheed Martin Corporation
     Lockheed Martin Tactical Systems, Inc.
     6801 Rockledge Drive
     Bethesda, Maryland  20817

     Lockheed Martin is incorporated in Maryland.
     Tactical Systems is incorporated in New York.

     Lockheed Martin and its wholly owned subsidiary, Tactical Systems, is a diversified enterprise principally engaged in the conception, design, manufacture and integration of advanced technology products and services for the United States government and private industry. Lockheed Martin also manages significant facilities for the Department of Energy.

     Neither Lockheed Martin nor Tactical Systems has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin, entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts. For further information concerning the plea agreement and the events out of which it arose, see the description contained under the caption "Lockheed Plea Agreement" on page 54 of the Joint Proxy Statement/Prospectus which is contained in Registration Statement No. 33-57645 on Form S-4 filed by Lockheed Martin on February 9, 1995.

     Neither Lockheed Martin nor Tactical Systems has, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or other Consideration.
         -------------------------------------------------

     The Common Stock was acquired pursuant to the terms of a Warrant Acceleration and Registration Rights Agreement dated as of February 12, 1997 (the "Agreement") upon exercise of warrants (the "Warrants") for an aggregate exercise price of $66,546,535 (the "Purchase Price"). The Purchase Price was raised by Lockheed Martin by the issuance of commercial paper.


Item 4.  Purpose of Transaction.
         ----------------------

     Pursuant to the terms of the Agreement, the Company accelerated the vesting and exerciseability of the Warrants owned by Tactical Systems to purchase an aggregate of 2,511,190 shares of Common Stock. On March 25, 1997, Tactical Systems exercised its Warrants pursuant to the Agreement. The Warrants were acquired by Tactical Systems in April 1996 in connection with Tactical Systems' agreement to guaranty the Company's obligations under a $250 million credit facility.

     Under the terms of the Agreement, the Company filed a Registration Statement on Form S-3 on February 19, 1997 (the "Registration Statement") under which Tactical Systems may sell, subject to the terms of the Agreement, some or all of the Common Stock reported on this Statement. The Registration Statement
became effective on March 24, 1997.   Depending on, among other things, market
conditions for Common Stock, Tactical Systems currently intends, and Lockheed Martin currently intends to cause Tactical Systems, to dispose of some or all of the Common Stock owned by Tactical Systems under the Registration Statement. In the event Tactical Systems determines not to sell its Common Stock pursuant to the Registration Statement, the Company has agreed to use its best efforts to file a registration statement pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and to cause it to be declared effective by June 15, 1997 and to remain effective as late as December 31, 1997. See also Item 6 below.

      Except as noted above and in Item 6 below, neither Lockheed Martin nor Tactical Systems presently has plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of the Company by any person; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Tactical Systems is the record and beneficial owner of 2,511,190 shares (approximately 16.4%) of the issued and outstanding Common Stock of the Company.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     As noted above, under the terms of the Agreement, the Company currently maintains an effective Registration Statement on Form S-3. Depending on, among other things, market conditions for Common Stock, Tactical Systems currently intends to dispose of some or all of the Common Stock owned by it under the Registration Statement. See Item 4 above.

     Tactical Systems is party to a Fee Agreement by and among Globalstar, L.P., the Company, Tactical Systems, Loral Space & Communications LTD., DASA Globalstar Limited Partner, Inc., Qualcomm Limited Partner, Inc. and Space Systems/Loral, Inc. (the "Fee Agreement"). In addition to the registration rights contained in the Agreement described in Item 4 above, under the terms of the Fee Agreement, the Company has agreed to use its best efforts to cause the Common Stock owned by Tactical Systems to be registered under the Securities Act at the request of Tactical Systems and to use its reasonable efforts to include the Common Stock owned by Tactical Systems in certain other specified registrations if so requested by Tactical Systems.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     Not Applicable.

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                                   SIGNATURE


      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                    LOCKHEED MARTIN CORPORATION


                                    By: /s/ Stephen M. Piper
                                       ---------------------------
                                       Stephen M. Piper
                                       Associate General Counsel and
                                         Assistant Secretary

                                    LOCKHEED MARTIN TACTICAL
                                      SYSTEMS, INC.


                                    By: /s/ Stephen M. Piper
                                       ---------------------------
                                       Stephen M. Piper
                                       Vice President and Assistant
                                         Secretary

                                       Dated:  April 3, 1997




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